No Act

P.E. 12/4/13

CHIPOTLE
MEXICAN GRILL

14005980

1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

January 2, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-2-14

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of John Chevedden on behalf of James McRitchie and Myra Young
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chipotle Mexican Grill, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, its "2014 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from John Chevedden, on behalf of James McRitchie and Myra Young.

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the date the Company plans to file its definitive 2014 Proxy Materials with the Commission, and have concurrently sent copies of this correspondence to Messrs. Chevedden and McRitchie and Ms. Young. Also included herewith are copies of the Shareholder Proposal and related submission letter (Exhibit A), a letter from the Company to Messrs. Chevedden and McRitchie and Ms. Young dated November 14, 2013 (Exhibit B), a letter from TD Ameritrade to Mr. McRitchie and Ms. Young dated November 15, 2013, which was provided to the Company by Mr. Chevedden on November 19, 2013 (Exhibit C), a letter from the Company to Mr. Chevedden dated November 27, 2013 (Exhibit D), and a letter from Mr. McRitchie and Ms. Young, which was provided to the Company by Mr. Chevedden on December 4, 2013 (Exhibit E).

This is not a request for a no-action letter. The Company is contemporaneously initiating a lawsuit in the U.S. District Court for the District of Colorado seeking a judicial declaration that the Company does not have to include the Shareholder Proposal in its 2014 Proxy Materials.

We have concluded that the Shareholder Proposal may be properly excluded from the 2014 Proxy Materials on at least five separate grounds:

- Mr. Chevedden has not satisfied the ownership requirements of Rule 14a-8(b).
- Rule 14a-8 does not permit shareholders to make "proposals by proxy," as attempted here.
- Rule 14a-8(i)(3) permits the Company to exclude the Shareholder Proposal from the 2014 Proxy Materials because the proposal is so vague and indefinite as to be materially misleading.

- Rule 14a-8(i)(3) permits the Company to exclude the Shareholder Proposal from the 2014 Proxy Materials because references to outside sources and other statements in the supporting statement may be materially misleading.

- Rule 14a-8(i)(3) permits the Company to exclude the Shareholder Proposal from the 2014 Proxy Materials because statements in the supporting statement that are irrelevant to the Shareholder Proposal render the Shareholder Proposal materially misleading.

BACKGROUND

On November 6, 2013, Chevedden sent an e-mail to the Company.[1] Attached to that e-mail was a letter dated October 21, 2013 from Mr. McRitchie and Ms. Young addressed to Steve Ells, the Chairman of the Company's Board of Directors (see Exhibit A). The letter stated in part that "This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Included with the letter was a document captioned "[CMG: Rule 14a-8 Proposal, November 6, 2013]," which included the Shareholder Proposal.

Following receipt of this e-mail, counsel to the Company had a brief telephone conference with Mr. Chevedden and a subsequent e-mail exchange, pursuant to which Mr. Chevedden refused (and apparently refused on behalf of Mr. McRitchie) to have a substantive discussion with the Company regarding the Shareholder Proposal.

On November 14, 2013, the Company sent a letter to Messrs. Chevedden and McRitchie and Ms. Young (Exhibit B) notifying them of their failure to provide evidence of stock ownership sufficient to establish eligibility to submit the Shareholder Proposal. The Company also noted in this letter that "It is not clear from the materials submitted whether Mr. McRitchie, Ms. Young, or Mr. Chevedden, or some combination of the foregoing, are the purported holders of shares of the Company's stock sufficient for eligibility to submit a shareholder proposal for inclusion in the Company's proxy materials."

On November 19, 2013, Mr. Chevedden provided a letter from TD Ameritrade to Mr. McRitchie and Ms. Young, confirming that Mr. McRitchie held 10 shares of the Company's common stock since October 10, 2012. Mr. Chevedden did not provide any evidence that he, or Ms. Young, owned stock sufficient to establish eligibility to submit the Shareholder Proposal.

Only after receipt of the material provided by Mr. Chevedden on November 19, and his failure to provide any evidence of his own eligibility to submit the Shareholder Proposal, was Chipotle able to determine that Mr. Chevedden was submitting the proposal solely on behalf of Mr. McRitchie and Ms. Young, and not as a shareholder of Chipotle as required by Rule 14a-8(b). Accordingly, Chipotle sent a letter to Mr. Chevedden on November 27, 2013, informing him that because he (and not Mr. McRitchie or Ms. Young) submitted the Shareholder Proposal and in light of the ruling of the United States District Court for the Southern District of Texas in Waste Connections, Inc. v.

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[1] Note that submission of the Shareholder Proposal to the Company's in-house counsel by e-mail did not comply with the manner of submission described in the Company's proxy statement for its 2013 annual meeting of shareholders, which advised shareholders to submit any proposals under Rule 14a-8 to the Company's headquarters address, to the attention of the Corporate Secretary. The Proponents' failure to follow this simple procedure, designed to ensure that the proper persons at the Company timely receive any Rule 14a-8 proposals, could constitute an additional grounds for exclusion under Rule 14a-8.

John Chevedden, James McRitchie and Myra K. Young (Civil Action 4:13-CV-00176-KPE) ("Waste Connections"), such proposal would "only be properly submitted under Rule 14a-8 if you yourself [Mr. Chevedden] meet the share ownership and eligibility verification requirements of Rule 14a-8(b)." (Exhibit D).

Thereafter, on December 4, 2013 - seven days after the deadline to submit shareholder proposals to the Company for its 2014 annual meeting - Mr. Chevedden provided a letter from Mr. McRitchie and Ms. Young stating that "We are the sole proponents of this proposal." It is not clear to whom the "we" in the foregoing sentence referred, given that the letter was signed by Mr. McRitchie and Ms. Young but was submitted by Mr. Chevedden. In addition, the letter also provided that it was "to reconfirm the cover letter and proposal," which apparently reconfirmed the November 6, 2013 submission received by the Company from Mr. Chevedden. Thus, the letter expressly re-confirmed the arrangement pursuant to which Mr. Chevedden, a non-shareholder of the Company, submitted the Shareholder Proposal to the Company on behalf of Mr. McRitchie and Ms. Young.

ANALYSIS

Mr. Chevedden, Who Submitted the Shareholder Proposal, Has Not Satisfied the Ownership Requirements of Rule 14a-8(b).

Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal. [The shareholder] must continue to hold those securities through the date of the meeting."

As required by Rule 14a-8(f), the Company's letter of November 14, 2013, noted Mr. Chevedden's failure to provide proof of ownership as required under Rule 14a-8(b). Mr. Chevedden did not correct this deficiency within 14 days of receipt of the Company's November 14 letter (as required by Rule 14a-8(f)), and accordingly the Company has determined it may omit the Shareholder Proposal in light of Mr. Chevedden's ineligibility to submit it under Rule 14a-8.

Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," as Attempted Here.

Notwithstanding Mr. Chevedden's ineligibility to submit a shareholder proposal to the Company under Rule 14a-8, he has attempted to circumvent the requirements of Rule 14a-8(b) by providing proof of ownership and a purported "proxy" from a different shareholder with whom he apparently has no other relationship (fiduciary or otherwise).

Nothing in Rule 14a-8, or in any other Commission rule, authorizes or contemplates this type of circumvention of the proxy rules. Rule 14a-8(h) requires that a shareholder personally appear at the shareholders' meeting to present his or her proposal, or designate a "representative ... to present a proposal on your [the shareholder's] behalf." Section (h) is the only section of Rule 14a-8 that allows a shareholder to appoint a representative to act on his or her behalf, and it is only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain any language permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a shareholder proposal for inclusion in a company's proxy statement.

Consistent with Rule 14a-8 not recognizing submission of shareholder proposals by proxy, the staff of the Commission has found that a proponent cannot circumvent the Rule 14a-8 ownership requirements by using another "nominal proponent" to satisfy Rule 14a-8(b). In TRW Inc. (available Jan. 24, 2001), Mr. Chevedden submitted a proposal on behalf of a shareholder, Thomas Wallenberg, who had signed an authorization letter stating that "[t]his is my legal proxy for Mr. John Chevedden to represent me and my shareholder proposal at the applicable shareholder meeting before, during and after the shareholder meeting. Please direct all future communication to John Chevedden." In subsequent conversations with the company, Wallenberg indicated that Chevedden had drafted the proposal and that Wallenberg was acting to support Chevedden and Chevedden's efforts. In its no-action request, the company argued that the proposal could be excluded under Rule 14a-8(b):

> There is a marked contrast between shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the Company, and shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest.

The staff concurred with the exclusion of the proposal, noting that "there appears to be some basis for your view that TRW may exclude the proposal under Rule 14a-8(b) because Thomas Wallenberg is a nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW."

Similarly, in PG&E Corp. (available Mar. 1, 2002), the staff concurred with the exclusion of a shareholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that instance, one proponent said that Mr. Chevedden was "handling the matter." The staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

In submitting the Shareholder Proposal, Mr. Chevedden provided to the Company a letter (described above and attached as Exhibit A) in which Mr. McRitchie and Ms. Young purport to designate Mr. Chevedden as their proxy to submit the Shareholder Proposal. Notably, this letter was substantially similar to comparable "proxy appointment" letters submitted by Mr. Chevedden to other companies in recent months on behalf of at least three shareholders other than Mr. McRitchie and Ms.Young. See, e.g., recent no-action letter requests from The Boeing Company (to which Mr. Chevedden submitted a proxy appointment letter from shareholder David Watt that stated that the proposal was submitted in the belief that the company has "greater potential" and using language to give the background for the proposal and grant a proxy to Mr. Chevedden that is substantially identical to the language in the letter submitted to the Company), Bristol-Meyers Squibb Company (to which Mr. Chevedden submitted a proxy appointment letter from shareholder Kenneth Steiner, substantially identical to that submitted to The Boeing Company), General Electric Company (to which Mr. Chevedden submitted a proxy appointment letter from shareholder William Steiner, substantially identical to those submitted to The Boeing Company and Bristol-Meyers Squibb Company), and Citigroup, Inc. (substantially similar proxy appointment letter from Kenneth Steiner); as well as the recent no-action letter to Walgreen Co. (available Oct. 30, 2013; substantially similar proxy appointment letter from Kenneth Steiner).[2] All of these forms

[2] Mr. McRitchie, also, has recently provided substantially similar proxy appointment letters to Mr. Chevedden for submission to several additional companies, including Coca-Cola Inc. and EMC Corp. In addition, these proxy appointment letters use a great deal of language that is the same as, or similar to, submission letters recently used by Mr. Chevedden with companies at which he is actually a shareholder and therefore apparently eligible to submit shareholder proposals.

use the same font and have generally the same format and appearance. The use by numerous shareholders of forms of proxy letters that are so similar in format, appearance and substance, where the only common thread is Mr. Chevedden's involvement, strongly supports an inference that Mr. Chevedden is driving all of these proposals and furthering his own agendas with them, rather than providing assistance to the actual shareholders in addressing particular concerns at each of the subject companies. This inference is supported all the more by Mr. Chevedden's refusal to put the Company in contact with Mr. McRitchie to discuss the Shareholder Proposal.

Furthermore, The Western Union Co. (available Mar. 10, 2010) demonstrates that the standard for submitting a shareholder proposal is not expansively construed. There, the staff concurred that a registered investment adviser's representation that it had voting and investment authority on behalf of a shareholder was not sufficient documentary support evidencing that it was entitled to submit a proposal, and did not make the investment adviser a shareholder entitled to submit a proposal. Likewise here, Mr. Chevedden has not presented evidence demonstrating that he is a shareholder of the Company. To apply a different standard under Rule 14a-8 to an individual who has demonstrated no ownership interest in the Company's shares than the standard that applies to a registered investment adviser that holds voting authority over shares would be incongruous. Accordingly, the documentation that Mr. Chevedden provided to the Company to support his assertion that he is entitled to present the Shareholder Proposal should not be treated as satisfying the standards required under the express language of Rule 14a-8(b).

Although the staff of the Commission has in other cases denied no-action requests asserting Mr. Chevedden's ineligibility to submit a "proposal by proxy," we believe that in addition to the express language of Rule 14a-8(b), prior no-action letter precedent, and the policy underlying these authorities, recent developments also demonstrate that the Shareholder Proposal was not properly submitted and therefore may be excluded. Specifically, the Waste Connections case supports the conclusion that the type of "proposal by proxy" arrangement attempted by Mr. Chevedden here is invalid for purposes of Rule 14a-8. In Waste Connections, the U.S. District Court for the Southern District of Texas granted a motion for summary judgment to the plaintiff company, which was seeking a declaratory judgment that it could omit from its proxy materials a proposal submitted by Mr. Chevedden. The company in that case had received an e-mail from Mr. Chevedden containing a proposal and including a letter from Mr. McRitchie and Ms. Young purporting to authorize Mr. Chevedden to act as Mr. McRitchie's and Ms. Young's proxy in submitting an unspecified proposal on their behalf. The company argued that such proposal could be excluded on several grounds, including that (a) Rule 14a-8 does not permit a shareholder to submit a "proposal by proxy," (b) Mr. Chevedden failed to sufficiently demonstrate that a Waste Connections shareholder was the true proponent of the proposal prior to the Rule 14a-8(e)(2) deadline, and (c) Mr. Chevedden failed to demonstrate that he met Rule 14a-8(b)'s requirement despite sufficient notice from Waste Connections of this requirement. The court's granting of the company's summary judgment motion in Waste Connections further supports the proposition that a non-shareholder may not circumvent the ownership requirements of Rule 14a-8 by enlisting a qualified shareholder on whose behalf the unqualified proponent submits the proposal.

Nevertheless, that is what Mr. Chevedden has tried to do here. Because nothing in Rule 14a-8 contemplates this sort of "proposal by proxy" scheme, and in light of the staff's prior rejection of similar manners of submission, as well as the recent decision in Waste Connections, the Company

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See, e.g. recent no-action letter requests from Con-Way, Inc., DTE Energy, Inc., and Hewlett Packard, Inc. These similarities further illustrate that Mr. Chevedden is, in this case and numerous other cases in which he has been purportedly appointed as "proxy" by other shareholders, merely using those shareholders as nominal shareholder to circumvent the ownership requirements of Rule 14a-8.

has determined that it may omit the Shareholder Proposal under Rule 14a-8 due to the improper manner in which it was submitted.[3]

Rule 14a-8 Permits the Company to Exclude the Shareholder Proposal from its 2014 Proxy Materials Because the Shareholder Proposal Is So Vague and Indefinite as to be Materially Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." As noted in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), a shareholder proposal may be excluded from proxy material under Rule 14a-8(i)(3) if "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also Dyer v. SEC, 287 F. 2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Moreover, a proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (available Mar. 12, 1991).

The Shareholder Proposal submitted by Mr. Chevedden requests that the Company take steps "so that each voting requirement in our charter and bylaws that calls for a *greater than simple majority vote* be eliminated, and replaced by a requirement for a *majority of the votes cast* for and against applicable proposals, *or a simple majority* in compliance with applicable laws. *If necessary this means the closest standard to a majority of the votes cast for and against* such proposals consistent with applicable laws." (emphasis added). There are a number of respects in which this proposal is vague and indefinite, and therefore misleading under existing Commission and judicial interpretations.

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[3] Note that Mr. Chevedden has attempted to address his ineligibility to submit the Shareholder Proposal by providing the December 4, 2013 letter included as Exhibit E, which he presumably believes establishes Mr. McRitchie as the true proponent of the Shareholder Proposal (and perhaps Ms. Young as well, though nothing submitted to the Company evidences ownership of Company stock by Ms. Young). However, the letter fails to establish that anyone other than Mr. Chevedden is the true proponent. Each and every communication regarding the Shareholder Proposal has come from Mr. Chevedden, including a follow-up communication to the Company after submission of the December 4, 2013 letter. The Company's November 13 communication to Mr. Chevedden, Mr. McRitchie and Ms. Young was responded to only by Mr. Chevedden. Mr. Chevedden refused the Company's requests to discuss the proposal with Mr. McRitchie or even to provide a telephone number at which the Company could contact Mr. McRitchie directly. All of these facts undermine any argument that Mr. McRitchie - or anyone else other than Mr. Chevedden - is the proponent of the Shareholder Proposal. And most importantly, the December 4 letter, coming as it did from Mr. Chevedden and "affirming" the November 6 submission to the Company (as described under "Background," above), confirms that Mr. Chevedden is submitting the proposal as proxy for Mr. McRitchie and Ms. Young. And, even if the December 4 letter were sufficient to establish Mr. McRitchie as the proponent of the Shareholder Proposal (which the Company believes it is not), the proposal would still be excludable because (1) the letter would effectively constitute a new submission of the proposal (since the proponent would change from Mr. Chevedden to Mr. McRitchie), and therefore was submitted too late to have effect in light of the clearly-disclosed deadline of November 27 for submission of Rule 14a-8 proposals to the Company; and (2) the letter would also constitute an assertion that Ms. Young is a co-proponent of the proposal, and the Company has only received proof of eligibility to submit a proposal for Mr. McRitchie, not Ms. Young.

First, when the proposal addresses "each requirement. . . that calls for a greater than simple majority vote," it's not clear what is meant by "greater than simple majority vote." Would the proposal require elimination of provisions requiring a vote of a majority of shares outstanding? What about provisions requiring a vote of a majority of shares represented at the applicable meeting? Either of these could arguably be "greater than simple majority vote" if "simple majority vote" means a majority of shares actually voting on the matter, but it's not clear how (if at all) the Company would be expected to address any such standards. Second, in advocating for "a majority of the votes cast" OR "a simple majority in compliance with applicable laws" it's not clear (A) whether these are two different, alternative standards, and if so, how the Company is supposed to choose between them; (B) whether "a simple majority" would include or exclude abstentions (which count as votes cast under some standards but not under others); and (C) if "a simple majority in compliance with applicable laws" is advocating for a standard based only on votes cast, or if a standard of "majority of shares outstanding" - which could certainly be described as a "simple majority" - would comply with the Shareholder Proposal. Third, while the sentence beginning "If necessary..." is presumably intended to add clarity, it actually adds confusion by calling into question when Mr. Chevedden believes it would be "necessary" to invoke this sentence. Moreover, based on the inclusion in the supporting statement for the Shareholder Proposal of what appears to be the endorsement of a "fair price provision" that typically calls for greater than a majority vote to approve certain types of transactions (as discussed in further detail below), it is apparent that Mr. Chevedden does view greater than majority vote standards as being desirable in at least some circumstances. The Shareholder Proposal, however, is entirely unclear about what those circumstances might be, and therefore when the proposal might allow for exceptions to the vague and ambiguous voting standard it seeks to encourage. Because of these ambiguities, neither the shareholders voting on the Shareholder Proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any "reasonable certainty exactly what actions or measures the proposal requires." See McKesson Corp. (available Apr. 1, 2013).

Based on the foregoing, the Company has determined the Shareholder Proposal is so vague and indefinite that the Company may omit it from the 2014 Proxy Materials under Rule 14a-8(i)(3).

Rule 14a-8 Permits the Company to Exclude the Shareholder Proposal from its 2014 Proxy Materials Because the Supporting Statement Includes References to Unverified Outside Sources that are Not Publicly Available, as Well as a Number of Materially Misleading Statements.

As noted above, Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." As noted in SLB 14B, Rule 14a-8(i)(3) explicitly encompasses the supporting statement as well as the proposal as a whole.

Here, the supporting statement in the Shareholder Proposal is materially misleading. The staff of the Commission has made clear that references in a proposal to external sources can violate the SEC's proxy rules, including Rule 14a-9, and thus can support exclusion pursuant to Rule 14a-8(i)(3). For example, in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the staff explained that a proposal's reference to a website is excludable under Rule 14a-8(i)(3):

> 1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?
>
> Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under [R]ule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Likewise, in Freeport-McMoRan Copper & Gold Inc. (available Feb. 22, 1999), the staff concurred in the exclusion under Rule 14a-8(i)(3) of newspaper article references contained in the proponent's supporting statement, on the basis that such references were false and misleading under Rule 14a-9.

The staff has recently confirmed that shareholder proponents must provide companies with source materials that are not publicly available in order to show that references to those materials do not violate Rule 14a-9. Specifically, in Staff Legal Bulletin No. 14G ("SLB 14G"), the staff reiterated its position in SLB 14 that website references are excludable under Rule 14a-8(i)(3) and noted that "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded." SLB 14G further explained that a reference to an external source that is not publicly available may be able to avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." See also The Charles Schwab Corp. (available Mar. 7, 2012) (same); The Western Union Co. (available Mar. 7, 2012) (same).

Here, the supporting statement for the Shareholder Proposal contains various statements attributed to information reported by GMI Ratings, an external source that his not publicly available. Based on a review of the GMI Ratings website, it is impossible to determine what data source or type of report the Shareholder Proposal purports to be quoting. For example, the GMI Ratings website states that one of its products, the GMI Analyst service, is a web-based platform advertised as providing company-specific research, ratings and risk analytical tools with respect to topics such as "corporate environmental impacts," "litigation and financial-distress risk," and "peer-group analysis." GMI Ratings states that the GMI Analyst website is subject to "daily and weekly updates, quarterly ratings reviews and event-driven analysis" and claims that the website offers more comprehensive data than is provided by other GMI Ratings resources, such as GMI Analyst Compliance reports or ESG and AGR summaries. Thus, without being provided the source document(s), the Company and the public have no way of verifying to what GMI Ratings source(s) the statements in the supporting statement to the Shareholder Proposal are attributable, whether those statements are accurately repeated in the supporting statement or are taken out of context, or whether the GMI Ratings statements have been updated or are out of date. The statements in the supporting statement that are attributed to GMI Ratings are exactly the type of references that, in SLB 14 and SLB 14G, as well as a number of no-action letters, the SEC staff has determined to be excludable under Rule 14a-8(i)(3) and Rule 14a-9.

Moreover, a number of the statements in the supporting statement are demonstrably false and misleading. For example, the supporting statement states that "Unvested equity pay would not lapse upon CEO termination." In actuality, as disclosed in each of the Company's annual meeting proxy statements since it became a public company, including on pages 49 and 50 of the proxy statement for the Company's 2013 annual meeting of shareholders, in the event of termination of the employment of a holder of outstanding equity compensation awards, such awards would terminate, except in narrowly defined circumstances such as death, disability, or retirement (for which neither of the Company's Co-CEOs is currently eligible). As a result, this statement is demonstrably false and misleading, and renders the Shareholder Proposal excludable under Rule 14a-8(i)(3).

The supporting statement also asserts that the Company "lacked fair price provisions to help insure that all shareholders are treated fairly." A "fair price provision" generally refers to an anti-takeover measure designed to help companies defend against certain kinds of tender offers, known as coercive, two-tiered tender offers. In this type of takeover, a potential acquirer will offer one price for the shares needed to gain control of a target company and then offer a lower price or other less favorable consideration for the remaining shares, thereby creating pressure for shareholders to tender their shares for the tender offer price, regardless of their value. Standard fair price provisions encourage a potential acquirer to negotiate with a company's board of directors by requiring the potential acquirer to pay a "fair price" for all shares as determined under a specified formulation, unless the acquirer's offer has satisfied specified board or shareholder approval requirements. However, notwithstanding the Shareholder Proposal's assertion, the Company's Amended and Restated Certificate of Incorporation has, for as long as the Company has been publicly traded, expressly provided that the Company is governed by Section 203 of the Delaware General Corporation Law ("DGCL"). DGCL Section 203 contains provisions that provide the protections of a "fair price" provision. DGCL Section 203 provides, in general, that a transaction constituting a "business combination" within the meaning of Section 203 involving a person owning 15 percent or more of a company's voting stock (an interested stockholder), cannot be completed for a period of three years after the date the person became an interested stockholder unless (1) the company's board of directors approved either the business combination or the transaction that resulted in the person becoming an interested stockholder prior to such business combination or transaction, (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owned at least 85 percent of the company's outstanding voting stock (excluding shares owned by persons who are directors and also officers of the company and shares owned by certain company employee benefit plans), or (3) the business combination was approved by the Board of Directors and by the affirmative vote of at least 662/3 percent of the company's outstanding voting stock not owned by the interested stockholder. The Company's election to be governed by DGCL Section 203 expressly contradicts the assertion in the Shareholder Proposal that the Company "lack[s] fair price provisions to help ensure that all shareholders are treated fairly," further rendering the proposal false and misleading and therefore subject to exclusion under Rule 14a-8(i)(3).

For all of the foregoing reasons, the Company has determined that it may omit the Shareholder Proposal pursuant to Rule 14a-8(i)(3) because the supporting statement in the Shareholder Proposal is materially misleading.

Rule 14a-8 Permits the Company to Exclude the Shareholder Proposal from its 2014 Proxy Materials Because Substantial Portions of the Support Statement are Irrelevant to the Subject Matter of the Proposal.

The Commission has repeatedly taken the position that companies may exclude shareholder proposals where substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal. See SLB 14B (stating that Rule 14a-8(i)(3) may permit the exclusion of a shareholder proposal when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."); see also, e.g., No-Action Letters to Burlington Northern Santa Fe Corp. (available Jan. 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); Boise Cascade Corp. (available Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for separation of the CEO and chairman); Entergy Corp. (available Feb. 14, 2007) (permitting exclusion of a proposal where, along with other misleading defects in the proposal, the supporting statement was irrelevant to the subject matter of the proposal); Energy East Corp. (available Feb. 12, 2007) (same); The Bear Stearns Cos. Inc. (available Jan. 30, 2007) (same).

Here, substantial portions of the supporting statement in the Shareholder Proposal are irrelevant to a consideration of the subject matter of the proposal. For instance, in addition to the false and misleading statement described above regarding the terms of the Company's equity compensation awards granted to its co-CEOs, the supporting statement also notes a small handful of additional compensation-related measures, and observes that the Company has not "incorporated links to environmental or social performance in its current incentive pay policies." These statements would appear to suggest that the Shareholder Proposal seeks to recommend changes to the Company's compensation program or the terms of its equity compensation awards. But the Shareholder Proposal does nothing of the sort and is not at all directed at compensation matters.

The supporting statement also notes that director Albert Baldocchi had "16-years long-tenure," that director John Charlesworth as well as Mr.Baldocchi had "more than 14-years long-tenure," and that directors Patrick Flynn and Darlene Friedman "each had more than 15-years long-tenure." The supporting statement also observes that Messrs. Charlesworth and Baldocchi comprise 67% of the Audit Committee of the Company's board, and that Mr. Flynn and Ms. Friedman comprise 67% of the "executive pay and nomination" committees (which presumably refer to the Compensation Committee and Nominating and Corporate Governance Committee). But the Shareholder Proposal does not seek to replace directors, shorten director terms or alter the structure of the committees of the Company's board. As a result, these statements are irrelevant to the subject matter of the proposal.

And most notably, the supporting statement complains (erroneously) that the Company does not have a "fair price provision." Not only does the proposal not seek to encourage adoption of a fair price provision (which, as described above, the Company has already adopted), but adoption of a such a provision, by the most common formulation, would result in the Company adopting, to some extent, a supermajority voting provision - the very type of provision that the Shareholder Proposal asks shareholders to vote against. The inclusion of this statement, irrelevant as it is to the subject matter of the Shareholder Proposal, is at best confusing and at worst misleading to shareholders if they were to be asked to make a voting decision on the Proposal, and creates a strong likelihood that a reasonable shareholder would be uncertain of the matter on which he or she is being asked to vote.

Therefore, the Company has concluded that it may omit the Shareholder Proposal from its proxy statement pursuant to Rule 14a-8(i)(3) because substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the Shareholder Proposal, such that a reasonable shareholder would be uncertain of the matter on which he or she is being asked to vote.

CONCLUSION

The Company provided notice of the procedural defects in the Shareholder Proposal and the timeframe for addressing such defects, with which Mr. Chevedden failed to comply. Moreover, the

Company has no obligation to give advance notice of the substantive deficiencies in the Shareholder Proposal. For the foregoing reasons, the Company has determined that it may omit the Shareholder Proposal from its 2014 Proxy Materials.

Sincerely,

CHIPOTLE MEXICAN GRILL, INC.

Michael McGawn
Corporate Compliance Counsel

Cc: John Chevedden (via e-mail FISMA & OMB Memorandum M-07-16 ***
James McRitchie (via U.S. Mail)
Myra Young (via U.S. Mail)

Exhibit A

James McRitchie& Myra K. Young
*** FISMA & OMB Memorandum M-07-16 ***

Mr. M. Steven Ells, Chairman
Chipotle Mexican Grill, Inc. (CMG)
1401 Wynkoop Street, Suite 500
Denver, CO 80202
PH: 303-595-4000
FX: 303-222-2500

Dear Mr. Ells,

We hold stock because we believe the company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is our proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

10/21/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

10/21/2013

Myra K. Young — Date

cc: Monty Moran
Co-Chief Executive Officer and Secretary
Michael McGawn <mmcgawn@chipotle.com>
Corporate Compliance Counsel

[CMG: Rule 14a-8 Proposal, November 6, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. As a sign of shareholder interest in reform, Chipotle shareholders gave 98% support to the 2013 management proposal to elect each director annually.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board D. Lead Director Albert Baldocchi had 16-years long-tenure which detracts from director independence. John Charlesworth and Albert Baldocchi, who compromised 67% of our audit committee, each had more than 14-years long-tenure. Patrick Flynn and Darlene Friedman each had more than 15-years long-tenure and comprised 67% of our executive pay and nomination committees.

In regard to executive pay there was $50 million for Steve Ells and shareholders had a potential 14% stock dilution. Shareholders responded at our 2013 annual meeting and voted 27% against executive pay. Unvested equity pay would not lapse upon CEO termination. Chipotle had not incorporated links to environmental or social performance in its current incentive pay policies.

Chipotle had constituency provisions that can be invoked to deter tender offers regarded as hostile by management and lacked fair price provisions to help insure that all shareholders are treated fairly. Chipotle was rated as having Very Aggressive Accounting & Governance Risk – indicating higher accounting and governance risk than 93% of companies. GMI said Chipotle environmental impact disclosure practices were significantly worse than its sector peers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate climate, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
James McRitchie and Myra K. Young,*** FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

CHIPOTLE
MEXICAN GRILL

1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

November 14, 2013

James McRitchie & Myra K. Young
*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Via e-FISMA & OMB Memorandum M and FedEx overnight delivery

Re: Purported shareholder proposal received on November 6, 2013

Dear Mr. Chevedden et. al.:

Pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), Chipotle Mexican Grill, Inc. (the "Company") hereby notifies you of eligibility deficiencies related to the purported shareholder proposal (the "Shareholder Proposal") submitted via e-mail to mmcgawn@chipotle.com for inclusion in the Company's proxy statement for its 2014 annual meeting of shareholders (the "Annual Meeting"), which Shareholder Proposal was received at the aforementioned e-mail address on November 6, 2013. Specifically, the proponents have failed to comply with the requirements of Rule 14a-8(b)(2) concerning proof of eligibility to submit a proposal.

As you know, Rule 14a-8(b)(1) requires the proponent of a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of a company's securities for one year in order to be eligible to submit the proposal for inclusion in the company's proxy materials. It is not clear from the materials submitted whether Mr. McRitchie, Ms. Young, or Mr. Chevedden, or some combination of the foregoing, are the purported holders of shares of the Company's stock sufficient for eligibility to submit a shareholder proposal for inclusion in the Company's proxy materials. We have reviewed the records of our transfer agent and determined that none of you are record holders of shares of the Company's common stock, and none of you have filed a Schedule 13D, Schedule 13G or Form 3 evidencing beneficial ownership of shares of Company stock. Accordingly, under Rule 14a-8(b)(2), you must provide a written statement from the record holder of shares that one or more of you beneficially own in "street name" that the relevant holder held a sufficient number of shares for at least one year in order to prove your eligibility to submit your proposal.

In light of the foregoing, the Company has determined that you have failed to comply with the requirements of Rule 14a-8(b)(2) concerning proof of eligibility to submit a proposal, and that you are therefore not eligible to submit the Shareholder Proposal or any other proposal.

Any response to this notification must be postmarked, or transmitted electronically, no later than fourteen calendar days from the date you receive this notification. Any such response should address the issues set forth in this letter so as to prove that one or more of you holds the requisite amount of Company securities sufficient to make you eligible to submit a proposal. If within the required fourteen calendar day period, you do not respond to the Company in writing as to the foregoing, we believe the Company will be entitled to exclude the Shareholder Proposal from the Company's proxy statement for the Annual Meeting.

This letter does not waive or nullify any rights the Company may have to (1) exclude the Shareholder Proposal from the Company's proxy statement for the Annual Meeting on any basis other than as stated herein, or (2) object in any other appropriate manner to the Shareholder Proposal.

CHIPOTLE MEXICAN GRILL, INC.

Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of

the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (*i*)(1):
Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (*i*)(2):
We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (*i*)(9):
A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (*i*)(10):
A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit C

TD Ameritrade

November 15, 2013

James Mcritchie & Myra Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie and Myra Young,

Thank you for allowing me to assist you today. As you requested, I have listed the information you requested below.

James McRitchie has continuously held:

-10 shares of Chipotle Mexican Grill Inc (CMG) common stock *** FISMA & OMB Memorandum M-07-16 *** Ameritrade since October 10, 2012

DTC number 0188 is the clearinghouse number for TD Ameritrade and all the above listed accounts.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Hannah McNeal

Hannah McNeal
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave.
Omaha, NE 68154

www.tdameritrade.com

Exhibit D

CHIPOTLE
MEXICAN GRILL

1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

November 27, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Via e-mail FISMA & OMB Memorandum M and FedEx overnight delivery

Re: Purported shareholder proposal received on November 6, 2013

Dear Mr. Chevedden:

This is a follow up to the deficiency letter sent to you on November 14, 2013. Pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), Chipotle Mexican Grill, Inc. (the "Company") hereby notifies you of eligibility deficiencies related to the purported shareholder proposal (the "Shareholder Proposal") submitted via e-mail to mmcgawn@chipotle.com for inclusion in the Company's proxy statement for its 2014 annual meeting of shareholders (the "Annual Meeting"), which Shareholder Proposal was received at the aforementioned e-mail address on November 6, 2013. Specifically, you have failed to comply with the requirements of Rule 14a-8(b)(2) concerning proof of eligibility to submit a proposal.

As you know, Rule 14a-8(b)(1) requires the proponent of a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of a company's securities for one year in order to be eligible to submit the proposal for inclusion in the company's proxy materials. In response to my letter of November 14 requesting confirmation of compliance with Rule 14a-8(b)(1), you provided to me a letter from TD Ameritrade to James McRitchie and Myra Young, stating that Mr. McRitchie has continuously held 10 shares of the Company's common stock in his brokerage account since October 10, 2012.

In light of your submission to the Company of the Shareholder Proposal (as opposed to submission by Mr. McRitchie), documentation of share ownership by Mr. McRitchie or anyone else other than yourself appears to be insufficient to establish *your* eligibility to submit the proposal under Rule 14a-8. In this regard we note that, as you are aware from the ruling of the United States District Court for the Southern District of Texas in Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young (Civil Action 4:13-CV-00176-KPE) ("Waste Connections"), Rule 14a-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal. Accordingly, because you, and not Mr. McRitchie, submitted the Shareholder Proposal, such proposal will only be properly submitted under Rule 14a-8 if you yourself meet the share ownership and eligibility verification requirements of Rule 14a-8(b).

In light of the foregoing, the Company has determined that you continue to fail to comply with the requirements of Rule 14a-8(b)(2) concerning proof of eligibility to submit a proposal, and that you are therefore not eligible to submit the Shareholder Proposal or any other proposal.

Because you have not adequately addressed the deficiency identified in our November 14, 2013 notification letter, you continue to be under an obligation to remedy such deficiency no later than fourteen calendar days from the date you received our November 14 notification. As outlined above, your response must prove, in the manner set forth in Rule 14a-8(b)(2), that you, as the submitter of the Shareholder Proposal, hold the requisite amount of Company securities sufficient to make you eligible to submit a proposal. If within the required fourteen calendar day period, you do not respond to the Company in writing as to the foregoing, we believe the Company will be entitled to exclude the Shareholder Proposal from the Company's proxy statement for the Annual Meeting.

This letter does not waive or nullify any rights the Company may have to (1) exclude the Shareholder Proposal from the Company's proxy statement for the Annual Meeting on any basis other than as stated herein, or (2) object in any other appropriate manner to the Shareholder Proposal.

CHIPOTLE MEXICAN GRILL, INC.

Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Exhibit E

James McRitchie & Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael McGawn
Corporate Compliance Counsel
Chipotle Mexican Grill, Inc. (CMG)
1401 Wynkoop Street, Suite 500
Denver, CO 80202
PH: 303-595-4000
FX: 303-222-2500
mmcgawn@chipotle.com

Dear Mr. McGawn,

This is to respond to the one-week late company letter within the 14-days requested.
The rule 14a-8 proposal:
[CMG: Rule 14a-8 Proposal, November 6, 2013]
Proposal 4* – Simple Majority Vote
was submitted using a method in use for at least 15-years for rule 14a-8 proposals. This is to reconfirm the cover letter and proposal. We are the sole proponents of this proposal. This additional confirmation is believed unnecessary and is forwarded as a special accommodation for the company.

Sincerely,

J. McRitchie 12/4/2013

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

Myra K. Young 12/4/2013

Myra K. Young Date